HAMMERHEAD ENERGY INC.

April 27, 2023

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549-1090

Attention: Michael Purcell
 Karina Dorin

Re: Hammerhead Energy Inc.

Registration Statement on Form F-1
Originally Filed March 16, 2023

CIK: 0001946425

Ladies and Gentlemen:

Hammerhead Energy Inc., an Alberta corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form F-1, File No. 333-270624, as amended (the "Registration Statement"), to 12:00 p.m., Eastern time, on May 1, 2023 or as soon thereafter as practicable.

Please contact Ian M. Hazlett of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-2562, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name:	Scott Sobie
Title:	President and Chief Executive Officer